UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. __)*

BridgeBio Pharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

10806X102

(CUSIP Number)

Andrew Genser

General Counsel

55 Railroad Avenue
Greenwich, Connecticut 06830

203-863-7050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10806X102

1.	Name of Reporting Persons: Viking Global Investors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 26,620,991 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 26,620,991 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,620,991 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% (see Item 5) (1)

14.	Type of Reporting Person (See Instructions) PN

(1)	All share percentage calculations in this Schedule 13D are based on 120,499,967 shares of Common Stock, $0.001 par value per share, of BridgeBio Pharma, Inc.(the “Issuer”) outstanding upon closing of the Issuer’s initial public offering (assuming no exercise of the underwriters’ option to purchase additional shares), as reported in the Issuer’s prospectus dated June 26, 2019 filed with the Securities and Exchange Commission on June 28, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

CUSIP No. 10806X102

1.	Name of Reporting Persons: Viking Global Performance LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 631,167 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 631,167 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 631,167 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 10806X102

1.	Name of Reporting Persons: Viking Global Equities Master Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 631,167 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 631,167 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 631,167 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 10806X102

1.	Name of Reporting Persons: Viking Long Fund GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 251,204 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 251,204 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 251,204 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 10806X102

1.	Name of Reporting Persons: Viking Long Fund Master Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 251,204 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 251,204 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 251,204 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 10806X102

1.	Name of Reporting Persons: Viking Global Opportunities GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 25,738,620 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 25,738,620 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,620 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 10806X102

1.	Name of Reporting Persons: Viking Global Opportunities Portfolio GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 25,738,620 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 25,738,620 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,620 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 10806X102

1.	Name of Reporting Persons: Viking Global Opportunities Illiquid Investments Sub-Master LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 25,738,620 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 25,738,620 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,738,620 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10806X102

1.	Name of Reporting Persons: O. Andreas Halvorsen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 26,620,991 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 26,620,991 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,620,991 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 10806X102

1.	Name of Reporting Persons: David C. Ott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 26,620,991 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 26,620,991 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,620,991 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 10806X102

1.	Name of Reporting Persons: Rose S. Shabet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – other

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 26,620,991 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 26,620,991 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,620,991 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of BridgeBio Pharma, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 421 Kipling Street, Palo Alto, CA 94301.

Item 2. Identity and Background

(a), (f)  This Schedule 13D is being filed jointly on behalf of Viking Global Investors LP, a Delaware limited partnership (“VGI”), Viking Global Performance LLC, a Delaware limited liability company (“VGP”), Viking Global Equities Master Ltd., a Cayman Islands exempted company (“VGEM”), Viking Long Fund GP LLC, a Delaware limited liability company (“VLFGP”), Viking Long Fund Master Ltd., a Cayman Islands exempted company ("VLFM"), Viking Global Opportunities GP LLC, a Delaware limited liability company (“Opportunities GP”), Viking Global Opportunities Portfolio GP LLC, a Delaware limited liability company (“Opportunities Portfolio GP”), Viking Global Opportunities Illiquid Investments Sub-Master LP, a Cayman Islands exempted limited partnership (“Opportunities Fund”, and, together with VGEM and VLFM, the “Funds”), O. Andreas Halvorsen, a citizen of Norway, David C. Ott, a citizen of the United States, and Rose S. Shabet, a citizen of the United States (each, a “Reporting Person”, and, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of the date hereof, a copy of which is filed herewith as Exhibit 99.1.

(b) The business address of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c) The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of each of VGP, VLFGP, Opportunities GP and Opportunities Portfolio GP is to serve as the general partner or investment manager of related entities engaged in making or recommending investments in securities of public and private companies

The principal business of each of the Funds is to engage in making investments in securities of public and private companies.

The present principal occupation of O. Andreas Halvorsen is Chief Executive Officer of VGI. The present principal occupation of David C. Ott is Advisory Director of VGI. The present principal occupation of Rose S. Shabet is Chief Operating Officer of VGI.

(d) - (e)  During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

On June 27, 2019, the Funds acquired an aggregate of 4,705,900 shares of Common Stock at a price of $17.00 per share in the Issuer’s initial public offering (the “IPO”) using capital invested in the funds by their Investors. VGEM acquired 631,167 shares of Common Stock, VLFM acquired 251,204 shares of Common Stock and Opportunities Fund acquired 3,823,529 shares of Common Stock.

Immediately prior to the closing of the IPO, all outstanding units in BridgeBio Pharma LLC (the "LLC") were exchanged for shares of Common Stock (the "Reorganization"). In connection with the Reorganization, a wholly-owned subsidiary of the Issuer was merged with and into the LLC, and shares of Common Stock were allocated to the holders of outstanding units in the LLC pursuant to the distribution provisions of the Fourth Amended and Restated Limited Liability Company Agreement of the LLC, dated November 20, 2018, as amended based upon the liquidation value of the LLC, assuming that it was liquidated immediately prior to the closing of the IPO with a value implied by the IPO price of $17.00 per share. As a result of the Reorganization, 51,781,276 Series C Preferred Units of the LLC held in the aggregate by the Funds were exchanged for 11,736,137 shares of Common Stock and 50,446,451 Series D Preferred Units of the LLC held in the aggregate by the Funds were exchanged for 10,178,954 shares of Common Stock.

Item 4. Purpose of Transaction

The information set forth or incorporated in Items 3 and 5 is hereby incorporated herein by reference.

In connection with the IPO, Opportunities Fund entered into a lock-up agreement, dated as of February 25, 2019 (the “Lock-Up Agreement”), a copy of which is attached hereto as Exhibit 99.2, with J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC (in their capacity as representatives of several underwriters for the IPO) (the “Representatives”). Pursuant to the Lock-Up Agreement, Opportunities Fund has agreed that for a period from the date of the Lock-Up Agreement continuing to and including the date 180 days following the date set forth on the final prospectus used to sell the securities in the IPO (the “Lock-Up Period”), subject to specified exceptions, it will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any units of the LLC or shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired (excluding shares acquired in the IPO or subsequent open-market transactions after the date of the final prospectus used to sell the securities in the IPO), owned directly by Opportunities Fund (including holding as a custodian) or with respect to which Opportunities Fund has beneficial ownership within the rules and regulations of the SEC (collectively, the “Lock-up Shares”), or publicly disclose the intention to make any such offer, sale, pledge or disposition. Opportunities Fund also agreed that it will not make any demand for registration of any Lock-up Shares during the Lock-Up Period.

Additionally, in connection with the IPO, each of the Funds entered into a registration rights agreement, dated as of June 26, 2019 (the “Registration Rights Agreement”), with the Issuer and certain other stockholders named therein. The registration rights agreement includes customary demand (beginning 180 days after the effective date of the registration statement for the IPO), shelf and piggyback registration rights, provisions for underwritten and marketed offerings and indemnification provisions. The registration rights granted under the Registration Rights Agreement will terminate upon the earliest to occur of: (i) such time after the IPO when all registrable securities could be sold under Rule 144 of the Securities Act or a similar exemption without limitation during a three-month period without registration; (ii) the consummation of a transaction or series of transactions in which a person, or a group of persons, acquires from the Issuer’s stockholders, shares representing more than 50% of its outstanding voting stock; and (iii) the consummation of a transaction or series of transactions in which a person, or group of persons, acquires the right to receive the majority of the proceeds in a final liquidation, dissolution or termination, voluntary or involuntary, of the Issuer.

Other than as described above, the Reporting Persons have no plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	any material change in the present capitalization or dividend policy of the Issuer;
f.	any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter−dealer quotation system of a registered national securities association;
i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	any action similar to any of those enumerated above.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors: (i) purchase additional Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Common Stock, options or other securities now beneficially owned or hereafter acquired by it; (iii) enter into hedging transactions with respect to the Common Stock, options or other securities of the Issuer now beneficially owned or hereafter acquired by it; and (iv) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

VGEM has the authority to dispose of and vote the Common Stock directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM.

VLFM has the authority to dispose of and vote the Common Stock directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands exempted limited partnership), invest substantially all of their assets through VLFM.

Opportunities Fund has the authority to dispose of and vote the Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to Opportunities Fund. Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through Opportunities Fund.

VGI provides managerial services to the Funds. VGI has the power to direct the vote and disposition of investments held by the Funds. Accordingly, VGI may be deemed to have beneficial ownership over any Common Stock deemed beneficially owned by the Funds.

VGP serves as investment manager to VGEM and has the power to direct the vote and disposition of the investments held by VGEM. Accordingly, VGP may be deemed to have beneficial ownership over any Common Stock deemed beneficially owned by VGEM.

VLFGP serves as the investment manager of VLFM and has the power to direct the vote and disposition of investments held by VLFM. Accordingly, VLFGP may be deemed to have beneficial ownership over any Common Stock deemed beneficially owned by VLFM.

Opportunities Portfolio GP serves as the general partner of Opportunities Fund and has the power to direct the vote and disposition of investments held by Opportunities Fund. Accordingly, Opportunities Portfolio GP may be deemed to have beneficial ownership over any Common Stock deemed beneficially owned by Opportunities Fund.

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the power to direct the vote and disposition of investments held by Opportunities Portfolio GP, which consists of the investments held by Opportunities Fund. Accordingly, Opportunities GP may be deemed to have beneficial ownership over any Common Stock deemed beneficially owned by Opportunities Portfolio GP, consisting of any Common Stock deemed beneficially owned by Opportunities Fund.

Messrs. Halvorsen and Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (the general partner of VGI), VGP, VLFGP and Opportunities GP, have shared authority to direct the voting and disposition of investments beneficially owned by VGI, VGP, VLFGP and Opportunities GP. Accordingly, each of Messrs. Halvorsen and Ott and Ms. Shabet may be deemed to have beneficial ownership over any Common Stock deemed beneficially owned by VGI, VGP, VLFGP and Opportunities GP.

The percentage of outstanding Common Stock of the Issuer that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated for each Reporting Person are based on 120,499,967 shares of Common Stock, $0.001 par value per share, the Issuer outstanding upon closing of the IPO (assuming no exercise of the underwriters’ option to purchase additional shares), as reported in the Issuer’s prospectus dated June 26, 2019 filed with the Securities and Exchange Commission on June 28, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Common Stock or has the right to acquire any Common Stock.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock that such Reporting Person may be deemed to beneficially own.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or included in Item 4 is incorporated herein by reference.

Except as disclosed herein and the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or with any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of July 8, 2019, among the Reporting Persons.

99.2	Lock-Up Agreement, dated as of February 25, 2019, entered into by and between the Representatives and Opportunities Fund.
99.3

Registration Rights Agreement, dated as of June 26, 2019, by and among the Issuer and certain stockholders listed in Schedule A thereto (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed with the Commission on July 3, 2019).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2019

/s/ O. ANDREAS HALVORSEN

By: O. Andreas Halvorsen - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

/s/ DAVID C. OTT

By: David C. Ott - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

/s/ ROSE S. SHABET

By: Rose S. Shabet - individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP